INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2010

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
As at and for the period ended March 31, 2010

NOTICE TO READER

As required under Section 4.3(3)(a) of National Instrument 51-102, we advise that these financial statements have not been reviewed by the Company's auditors.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	March 31	December 31
	2010	2009
		(audited)

Assets

Current assets
Cash and cash equivalents	$21,513,710	$23,768,879
Amounts receivable	283,025	211,311
Amounts due from related parties (note 7)	271,456	284,713
Prepaid expenses and deposits	242,358	227,871
	22,310,549	24,492,774

Mineral property interests (note 5)	112,327,309	112,327,309
Equipment (note 4)	177,547	217,227
Investments	1	1
	$134,815,406	$137,037,311

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,327,768	$3,500,045
Amounts due to related parties (note 7)	440,849	554,931
Current portion of long-term payable	507,900	525,500
	4,276,517	4,580,476

Future income tax liabilities	26,860,000	27,670,000

Shareholders' equity
Share capital (note 6(b))	199,294,538	198,614,791
Contributed surplus (note 6(d))	12,128,394	11,632,553
Deficit	(107,744,043)	(105,460,509)
	103,678,889	104,786,835
Commitments (note 8)
Subsequent events (notes 9)
	$134,815,406	$137,037,311

See accompanying notes to the interim consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for number of shares)

	Three months ended March 31
	2010	2009
Expenses
Amortization	$15,302	$19,743
Consulting	79,650	4,934
Exploration (schedule)	1,258,467	2,962,058
Insurance	28,103	37,009
Interest income	(29,255)	(15,310)
Legal, accounting and audit	92,390	213,262
Office and administration	600,937	1,096,484
Shareholder communications	21,020	48,574
Stock based compensation	792,793	330,453
Travel and conference	138,080	78,232
Trust and filing	59,563	12,688
Loss before the following:	3,057,050	4,788,127
Foreign exchange (gain) loss related to future income tax liability	(810,211)	921,000
Foreign exchange loss	36,695	171,017
Loss and comprehensive loss for the period	$2,283,534	$5,880,144

Basic and diluted loss per share	$(0.01)	$(0.05)

Weighted average number of common shares outstanding	152,751,217	129,053,041

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended March 31
	2010	2009
Deficit, beginning of period	$(105,460,509)	$(94,271,931)
Loss for the period	(2,283,534)	(5,880,144)
Deficit, end of period	$(107,744,043)	$(100,152,075)

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2010	2009

Operating activities
Loss for the period	$(2,283,534)	$(5,880,144)
Items not involving cash
Amortization	42,111	63,978
Foreign exchange (gain) loss	(827,600)	964,300
Stock-based compensation	792,793	330,453
Changes in non-cash operating working capital
Amounts receivable	(71,714)	(69,283)
Prepaid expenses	(14,487)	105,364
Accounts payable and accrued liabilities	(172,277)	(63,071)
Amounts due to or from related parties	(100,825)	588,023
Cash used for operating activities	(2,635,533)	(3,960,380)

Investing activities
Acquisition of equipment	(2,431)	(2,410)
Cash used for investing activities	(2,431)	(2,410)

Financing activities
Issuance of share capital for cash	382,795	–
Cash provided by financing activities	382,795	–

Decrease in cash and cash equivalents	(2,255,169)	(3,962,790)
Cash and cash equivalents, beginning of period	23,768,879	15,263,682

Cash and cash equivalents, end of period	$21,513,710	$11,300,892

Components of cash and cash equivalents are as follows:
Cash	$21,513,710	$4,053,091
Government treasury bills, bankers acceptances, and term deposits	–	7,247,801
	$21,513,710	$11,300,892

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property, China	2010	2009

Exploration Costs
Amortization	$26,809	$45,427
Assays and analysis	330	2,824
Drilling	12,828	25,967
Engineering	399,500	1,225,105
Environmental	132,112	368,811
Equipment rentals and leases	1,098	–
Geological	117,931	182,429
Graphics	–	2,625
Property and finders' fees	111	–
Site activities	127,019	514,685
Socioeconomic	320,157	403,719
Transportation	120,572	190,466
Incurred during the period	1,258,467	2,962,058
Non-cash stock based compensation	258,949	98,154
	1,517,416	3,060,212
Accumulated exploration expenses, beginning of period	70,225,218	61,483,098
Accumulated exploration expenses, end of period	$71,742,634	$64,543,310

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLE OF CONSOLIDATION

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles pursuant to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") standard on Interim Financial Statements. These interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's 2009 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month period ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010 or for any other period.

2.	CONTINUING OPERATIONS AND GOING CONCERN

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at March 31, 2010, the Company had net working capital of approximately $18.3 million (December 31, 2009 – $19.9 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At March 31, 2010, the Company had approximately $21.5 million (December 31, 2009 – $23.8 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Future changes in accounting standards

	(i)	International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently in the process of executing an IFRS conversion plan.

	ii)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests, which supersede current section 1581, Business Combinations, and section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

4.	PROPERTY AND EQUIPMENT

	March 31, 2010
		Accumulated
	Cost	amortization	Net book value
Leasehold Improvements	$117,692	$89,181	$28,511
Computers	229,278	213,625	15,653
Field Equipment	197,548	196,194	1,354
Furniture	43,638	38,458	5,180
Vehicles	530,562	403,713	126,849
	$1,118,718	$941,171	$177,547

	December 31, 2009
		Accumulated
	Cost	amortization	Net book value
Leasehold Improvements	$117,692	$83,361	$34,331
Computers	229,278	206,531	22,747
Field Equipment	197,021	194,789	2,232
Furniture	41,734	36,492	5,242
Vehicles	530,562	377,887	152,675
	$1,116,287	$899,060	$217,227

5.	MINERAL PROPERTY INTEREST

Xietongmen Property	March 31, 2010	December 31, 2009
Balance, end of the period	$112,327,309	$112,327,309

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of
	common shares	Amount
Balance, December 31, 2009	152,611,727	$198,614,791
Share purchase options exercised	250,700	382,795
Fair value of share options allocated to shares issued on exercise	–	296,952
Balance, March 31, 2010	152,862,427	$199,294,538

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

(c)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

The continuity schedule of share purchase options, of which 8,213,800 were exercisable at March 31, 2010 (December 31, 2009 – 8,297,833), is as follows:

Share purchase options outstanding		Weighted
	Number of	average
	options	exercise price
Balance, December 31, 2009	12,596,600 .	$1.42
Granted	400,000	2.20
Exercised	(250,700)	1.53
Expired or cancelled	(54,800)	1.11
Balance, March 31, 2010	12,691,100 .	$1.44

The following table summarizes the Company's stock options outstanding at March 31, 2010:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
September 30, 2010	$1.68	125,000	125,000
February 28, 2011	$1.61	2,600,000	2,600,000
February 28, 2011	$1.68	350,000	350,000
May 2, 2011	$1.32	3,850,600	2,541,767
October 1, 2011	$0.79	110,000	43,333
February 28, 2012	$2.01	1,200,000	1,200,000
July 28, 2012	$1.05	2,480,500	828,700
July 28, 2014	$1.05	975,000	325,000
November 4, 2012	$1.63	100,000	33,333
December 7, 2012	$2.10	500,000	166,667
March 23, 2013	$2.20	400,000	–
Total		12,691,100	8,213,800
Weighted average option price		$1.44	$1.51

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended March 31, 2010, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2010	2009
Exploration
Engineering	$118,388	$45,800
Environmental, socioeconomic and land	35,288	19,637
Geological	105,273	32,717
Exploration	258,949	98,154
Operations and administration	533,844	232,299
Total compensation cost recognized in operations, credited to contributed surplus	$792,793	$330,453

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2010	2009
Risk free interest rate	2.50%	2.70%
Expected life	3.0 years	3.0 years
Expected volatility	70.3%	64.5%
Expected dividends	Nil	Nil

(d)	Contributed surplus

Balance, December 31, 2009	$11,632,553
Changes during the period
Non-cash stock-based compensation	792,793
Share purchase options exercised, credited to share capital	(296,952)
Balance, March 31, 2010	$12,128,394

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	March 31	December 31
Amounts due from related party	2010	2009
Hunter Dickinson Services Inc. (a)	$271,456	$258,132
Qi Deng (f)	–	26,581
	$271,456	$284,713

	March 31	December 31
Amounts due to related parties	2009	2009
Hunter Dickinson Services Inc. (a)	$225,310	$142,820
Tibet Bojing, Beijing Honglu, Wang Zhi	10,401	–
C.E.C. Engineering Ltd. (b)	131,600	100,000
Jack Yang, Sundecin Enterprises Inc. (c)	36,802	146,558
Dickson Hall & Associates (d)	31,078	138,972
Qi Deng (e)	5,375	26,581
Dong Ouyang (f)	283	–
	$440,849	$554,931

	Three months period ended March 31
Transactions:	2010	2009
Hunter Dickinson Services Inc. – reimbursement for third party expenses and services rendered (a)	94,872	152,653
Hunter Dickinson Services Inc. – time billings (a)	593,708	715,039
C.E.C. Engineering (b)	82,383	95,153
Sundecin Enterprise Inc. (c)	32,266	34,476
Dickson Hall & Associates (d)	69,423	72,276
Qi Deng (e)	36,326	34,554
Zhengxun Guo	–	21,105
Dong Ouyang (f)	24,019	26,875

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company with certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances during 2008 were non-interest bearing and due on demand.

Related party balances receivable or payable, in the normal course, during 2010 and 2009 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(b)

During the three months ended March 31, 2010, the Company paid $82,383 (three months ended March 31, 2009 – $95,153) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited – Expressed in Canadian Dollars)

(c)

During the three months ended March 31, 2010, the Company paid $32,266 (three months ended March 31, 2009 – $34,476) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(d)

During the three months ended March 31, 2010, the Company paid $69,423 (three months ended March 31, 2009 – $72,276) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(e)

During the three months ended March 31, 2010, the Company paid $36,326 (three months ended March 31, 2009 – $34,554) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(f)

During the three months ended March 31, 2010, the Company paid $24,019 (three months ended March 31, 2009 – $26,875) to Dong Ouyang, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

8.	COMMITMENTS

(a)	Office leases

In 2008, the Company signed a lease agreement for office space in Beijing, with a two-year lease term ending June 30, 2010. The Company is committed to paying base rent and property management fees totaling approximately $55,815 in 2010.

9.	SUBSEQUENT EVENT

(a)	Permits Consulting Agreement

Subsequent to March 31, 2010, and pending regulatory approvals, the Permits Consulting Agreement (see note 5 of the Company’s audited consolidated financial statements for the year ended December 31, 2009) was extended for a period of one year. The exercise price of the warrants issuable was amended to $2.20 per warrant to reflect market prices at the time of the amendment agreement, exercisable for a period of one year from the date that any such warrants are issued.